SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. 4)


                      COMPLETE WELLNESS CENTERS, INC.
  -------------------------------------------------------------------------
                               (Name of Issuer)


                Common Stock, par value $.0001665 per share
  -------------------------------------------------------------------------
                      (Title of Class and Securities)


                                20452H4-10-3
  -------------------------------------------------------------------------
                   (CUSIP Number of Class of Securities)


                             Arthur Amron, Esq.
                     411 West Putnam Avenue, Suite 125
                        Greenwich, Connecticut 06830
                               (203) 862-7000
  -------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 Copy to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                  December 10, 1998 and February 26, 1999
  -------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
 Rule 13d-1(b)(3) or (4), check the following:   ( )

        See Rule 13d-1(a) for other parties to whom copies are to be sent.




 CUSIP No. 20452H4-10-3              13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Imprimis Investors LLC
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

               Not applicable
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
 ---------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
                                         -0-
   NUMBER OF                  ----------------------------------------------
    SHARES                    8.   SHARED VOTING POWER
 BENEFICIALLY                            2,286,411
   OWNED BY                   ----------------------------------------------
    EACH                      9.   SOLE DISPOSITIVE POWER
  REPORTING                              -0-
   PERSON                     ----------------------------------------------
    WITH                      10.  SHARED DISPOSITIVE POWER
                                         2,286,411
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,286,411
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.0% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,163,914 shares of Common Stock issuable to the Reporting Person, the other Reporting Persons filing this
         Schedule 13D, and the persons who acquired certain securities of the Reporting Persons). See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

               OO
 ---------------------------------------------------------------------------




 CUSIP No. 20452H4-10-3              13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Wexford Spectrum Investors LLC
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  (X)
                                                             (b)  ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

               Not applicable
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
 ---------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
                                        -0-
   NUMBER OF                  ----------------------------------------------
    SHARES                    8.   SHARED VOTING POWER
 BENEFICIALLY                           594,103
   OWNED BY                   ----------------------------------------------
     EACH                     9.   SOLE DISPOSITIVE POWER
  REPORTING                             -0-
   PERSON                     ----------------------------------------------
    WITH                      10.  SHARED DISPOSITIVE POWER
                                        594,103
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               594,103
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(based on

         2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,163,914 shares of Common Stock issuable to the Reporting Person, the other Reporting Persons filing this Schedule 13D, and the persons who acquired certain securities of the Reporting Persons). See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

               OO
 ---------------------------------------------------------------------------




 CUSIP No. 20452H4-10-3              13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Wexford Management LLC
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

               Not applicable
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Connecticut
 ---------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
                                        -0-
   NUMBER OF                  ----------------------------------------------
    SHARES                    8.   SHARED VOTING POWER
 BENEFICIALLY                           2,850,514
   OWNED BY                   ----------------------------------------------
    EACH                      9.   SOLE DISPOSITIVE POWER
  REPORTING                             -0-
   PERSON                     ----------------------------------------------
    WITH                      10.  SHARED DISPOSITIVE POWER
                                        2,850,514
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,850,514
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          51.1% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,163,914 shares of Common Stock issuable to the Reporting Person, the other Reporting Persons filing this
          Schedule 13D and the persons who acquired certain securities of the Reporting Persons). See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

               IA
 ---------------------------------------------------------------------------




 CUSIP No. 20452H4-10-3              13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Joseph M. Jacobs
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  (X)
                                                               (b)  ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

               Not applicable
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                    ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
 ---------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
                                        -0-
   NUMBER OF                  ----------------------------------------------
    SHARES                    8.   SHARED VOTING POWER
 BENEFICIALLY                           2,850,514
   OWNED BY                   ----------------------------------------------
     EACH                     9.   SOLE DISPOSITIVE POWER
  REPORTING                             -0-
    PERSON                    ----------------------------------------------
     WITH                     10.  SHARED DISPOSITIVE POWER
                                        2,850,514
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,850,514
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.1% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,163,914 shares of Common Stock issuable to the Reporting Person, the other Reporting Persons filing this
         Schedule 13D and the persons who acquired certain securities of the Reporting Persons).  See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

               IN
 ---------------------------------------------------------------------------




 CUSIP No. 20452H4-10-3              13D
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

               Charles E. Davidson
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  (X)
                                                                (b)  ( )
 ---------------------------------------------------------------------------
 3.   SEC USE ONLY

 ---------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

               Not applicable
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
 ---------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
                                        -0-
   NUMBER OF                  ----------------------------------------------
    SHARES                    8.   SHARED VOTING POWER
 BENEFICIALLY                           2,850,514
   OWNED BY                   ----------------------------------------------
     EACH                     9.   SOLE DISPOSITIVE POWER
  REPORTING                             -0-
    PERSON                    ----------------------------------------------
     WITH                     10.  SHARED DISPOSITIVE POWER
                                        2,850,514
 ---------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,850,514
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.1% (based on 2,416,635 shares of Common Stock outstanding on September 30, 1998 and 3,163,914 shares of Common Stock issuable to the Reporting Person and the other Reporting Persons filing this Schedule 13D).  See Items 5 and 6.
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON

               IN
 ---------------------------------------------------------------------------


 Item 4.   Purpose of Transaction.

      Imprimis and Wexford, the holders of all of the Preferred Stock, entered into a stock purchase agreement, dated as of February 26, 1999 (the "Stock Purchase Agreement"), with RVR Consulting Group, Inc., a Florida corporation (the "Buyer") and the Company, pursuant to which Wexford and Imprimis agreed to sell an aggregate of 10,969 shares of the Preferred Stock to the Buyer for a purchase price of $500,000, of which $250,000 was payable on February 26, 1999, and the remaining $250,000 is payable in six equal monthly installments of $41,666.67, commencing on May 1, 1999, with the final monthly installment due and payable on October 1, 1999.

      The Stock Purchase Agreement provides that, if the Company is delisted from the NASDAQ on or prior to June 30, 1999 because of its failure to meet the minimum tangible net worth test, the Buyer may, within 10 business days of notification of such delisting, elect to demand a refund of all prior installment payments paid to Wexford and Imprimis, and the Buyer's obligation to make further installment payments will terminate. The Buyer will reconvey (the "Reconveyance") to Wexford and Imprimis 50% of the shares of Preferred Stock that it purchased upon receiving the refund payments. Wexford and Imprimis will not be obligated to refund the initial $250,000 payment.

      Wexford and Imprimis have agreed not to convert into Common Stock or sell their remaining Preferred Stock without the consent of the Buyer. However, Wexford and Imprimis may convert into Common Stock or sell (i) 10,969 shares beginning 24 months after the date of the sale to the Buyer;
 (ii) an additional 10,969 shares 36 months after the date of the sale to the Buyer (or 13,711 in the event of a Reconveyance); and (iii) an additional 10,969 shares 48 months after the date of the sale to the Buyer (or 13,711 in the event of a Reconveyance).

      The Stock Purchase Agreement provides that if the Buyer engages in a transaction involving the shares of Preferred Stock that it purchased from Wexford and Imprimis, including a sale of such shares, Wexford and Imprimis will have the right to participate in the transaction on a pro rata basis based on their remaining aggregate 98,718 shares of Preferred Stock.

      Wexford and Imprimis also assigned to the Buyer all of their non-economic rights (the "Rights") associated with their ownership of the Preferred Stock, including the right to designate a majority of the Board of Directors of the Company. The Buyer has agreed to designate one individual specified by Wexford and Imprimis to the Company's Board.

      Upon the earlier of (i) five years from the date of the sale to the Buyer or (ii) the on which the closing price for the Company's Common Stock has equaled or exceeded $10 for twenty consecutive trading days, the Buyer will reassign to Wexford and Imprimis the Rights and the Preferred Stock will cease to be subject to restrictions on transfer.

      The Stock Purchase Agreement also provides that Wexford and Imprimis will restructure and extend the payment terms of loans in an aggregate principal amount of $475,000 to the Company.

      Except as described above, the Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraph, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock or the Preferred Stock or to formulate other purposes, plans or proposals regarding the Company or the Common Stock or the Preferred Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

   Item 5.     Interest in Securities of the Issuer.

      On February 1999, pursuant to the Stock Purchase Agreement, Wexford and Imprimis sold 10,969 shares of Preferred Stock, of which 8,775 shares were sold by Imprimis and 2,194 shares were sold by Wexford.

      It currently expected that six of the eight Wexford Management employees who are currently on the Company's Board will resign, in which case the unvested options that have been granted to them will lapse.

      On December 10, 1999, Frederick Simon's option to purchase 3,750 shares of Common Stock, granted in connection with his prior services as a director of the Company, expired, following his resignation from the Board in September.

      The Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below, including the 30,000 shares of Common Stock currently issuable, pursuant to the options granted to certain employees of Wexford Management who are directors of the Company, in all of which the Reporting Persons may be deemed to have an interest. Such percentages have been calculated using information obtained from the Company's quarterly report on Form 10-QSB for the period ended September 30, 1998, on the basis of 2,416,635 shares of Common Stock issued and outstanding on September 30, 1998 and based on an assumed 3,133,914 shares of Issuable Common Stock at an assumed conversion price of $1.75 per share of Common Stock issuable to the Reporting Persons filing this Schedule 13D and to RVR.

  A.  Imprimis

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,286,411, composed of 2,256,411 shares of Issuable Common Stock and 30,000 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage:  41.0%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,286,411
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,286,411

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Imprimis during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 B.   Wexford Spectrum Investors LLC

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           594,103, composed of 564,103 shares of Issuable Common Stock and 30,000 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage: 10.6%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 594,103
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 594,103

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Wexford during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 C.   Wexford Management

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,850,514, composed of 2,820,514 shares of Issuable Common Stock and 30,000 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage: 51.0%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,850,514
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,850,514

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Wexford Management during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 C.   Joseph M. Jacobs

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,850,914, composed of 2,820,514 shares of Issuable Common Stock and 30,000 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage: 51.0%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,850,914
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,850,914

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Mr. Jacobs during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

 D.   Charles E. Davidson

      (a)  Aggregate number of shares of Common Stock beneficially owned:
           2,850,914, composed of 2,820,514 shares of Issuable Common Stock and 30,000 shares of Common Stock issuable upon exercise of all currently vested options granted to the Wexford Directors.

           Percentage: 51.0%

      (b)  1.  Sole power to vote or to direct to vote: -0-
           2.  Shared power to vote or to direct to vote: 2,850,514
           3.  Sole power to dispose or to direct the
               disposition: -0-
           4. Shared power to dispose or to direct the disposition: 2,850,514

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by Mr. Davidson during the past 60 days.

      (d)  Not applicable.

      (e)  Not applicable.

      Wexford Management may, by reason of its status as manager of Imprimis and Wexford, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possess beneficial ownership.

      Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis and Wexford possesses beneficial ownership.

      Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and Wexford beneficially own.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Item 7.   Material to be Filed as Exhibits.

           Exhibit XI Stock Purchase Agreement, dated as of February 26, 1999, among Imprimis
                               Investors LLC, Wexford Spectrum
                               Investors LLC, RVR Consulting Group,
                               Inc. and Complete Wellness Centers, Inc.




                              SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Date: March 5, 1999


                               IMPRIMIS INVESTORS LLC

                                    By:       /s/ Arthur H. Amron
                                    Name:     Arthur H. Amron
                                    Title:    Vice President


                               WEXFORD SPECTRUM INVESTORS LLC

                                    By:       /s/ Arthur H. Amron
                                       --------------------------------
                                    Name:     Arthur H. Amron
                                    Title:    Vice President


                               WEXFORD MANAGEMENT LLC

                                    By:       /s/ Arthur H. Amron
                                       --------------------------------
                                    Name:     Arthur H. Amron
                                    Title:    Senior Vice President


                                    /s/ Charles E. Davidson
                                    ------------------------------------


                                    /s/ Joseph M. Jacobs
                                    ------------------------------------



                            EXHIBIT INDEX

 Exhibit XI Stock Purchase Agreement, dated as of February 26, 1999, among Imprimis Investors LLC, Wexford Spectrum Investors LLC, RVR Consulting Group, Inc. and Complete Wellness Centers, Inc.